Exhibit 21.1
Creative Vistas, Inc.
List of subsidiaries

1.	Creative Vistas Acquisition Corp.
2.	Cancable Holding Corp.
3.	Iview Holding Corp.
4.	AC Technical Systems Ltd.
5.	Cancable Inc.
6.	Cancable, Inc.
7.	Iview Digital Video Solutions Inc.
8.	2141306 Ontario Inc.
9.	Cancable XL Inc.
10.	XL Digital Services Inc.